ROPES & GRAY LLP
PRUDENTIAL TOWER
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BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

August 14, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce/Chris Ronne—Legal

Anne McConnell/Melinda Hooker—Accounting

Re:	PQ Group Holdings Inc.

Amendment No. 1 to Registration Statement on Form S-1, filed July 18, 2017

File No. 333-218650

SEC Comment Letter dated August 3, 2017

Ladies and Gentleman:

On behalf of PQ Group Holdings Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, we submit via EDGAR for review by the Securities and Exchange Commission (the “SEC”) the accompanying Amendment No. 2 (including certain exhibits) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 2 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

Amendment No. 2 to the Registration Statement reflects the Company’s responses to the comments received from the staff of the SEC (the “Staff”) contained in the Staff’s letter dated August 3, 2017 (the “Comment Letter”) and certain other updated information. For your convenience, the Company is supplementally providing to the Staff a typeset copy of Amendment No. 2 marked to indicate the changes from Amendment No. 1 to the Registration Statement, which was filed on July 18, 2017.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2 to the Registration Statement. All capitalized terms used herein that are not defined herein shall have the meanings assigned to such terms in Amendment No. 2 to the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2017

Summary Historical and Unaudited Pro Forma Financial and Other Data, page 19

1.	Please explain to us why the tabular presentations on pages 20, 22 and 23 now include financial data related to Legacy PQ for the year ended December 31, 2014.

Response to Comment 1:

The Company supplementally advises the Staff that the tabular presentations on pages 20, 22 and 23 include financial data related to legacy PQ for the year ended December 31, 2014 to assist investors in their evaluation of the three-year pre-Business Combination trends of both legacy PQ and legacy Eco, all of which periods are also included in the F-pages at the end of the prospectus.

2.	We have read your response to comment ten of our letter dated July 7, 2017 and your revised disclosures. We have the following comments regarding your calculation of adjusted EBITDA:

•	We note footnotes (a) and (b) relate to an equity method joint venture, it remains unclear to us how and why these adjustments are appropriate in a measure meant to evaluate your performance; and,

•	We note footnote (i) essentially relates to employee compensation, it remains unclear to us why this adjustment is appropriate in a measure meant to evaluate your performance.

Response to Comment 2:

The Company supplementally advises the Staff that it believes that the EBITDA adjustments described in footnotes (a), (b) and (i) are appropriate adjustments in a measure meant to evaluate the Company’s performance for the following reasons:

Footnotes (a) and (b) – Adjusted EBITDA is the Company’s primary measure used to evaluate performance, including segment performance, and also to determine incentive compensation. The Company believes that its 50% interest in the Zeolyst Joint Venture, representing its zeolite catalysts product group discussed throughout the Registration Statement (which is included within the environmental catalysts and services segment), is integral to its ongoing business operations and financial performance. To provide a complete and accurate measure of performance, the Company includes in its calculation of Adjusted EBITDA an addback for its proportional share of the depreciation, amortization and interest reported in the Zeolyst Joint Venture, which is presented in order to have consistent treatment with the other businesses and segments included within the performance metric.

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2017

The non-cash adjustment described in footnote (b) is intended to remove the purchase accounting effects of the step-up of the Company’s investment in the Zeolyst Joint Venture as a result of the Business Combination, specifically related to the values attributed to the amortization of intangible assets and amortization of the fair value step-up of inventory recorded in the Company’s results of operations. This adjustment is similar to the removal of the amortization of inventory step-up and amortization of intangible assets of Company-owned assets included in footnote (c).

Footnote (i) – While the adjustment for defined benefit plan pension cost relates to employee compensation, it is primarily related to pension plans that have been frozen. Because the remaining obligations primarily relate to plans operated in certain of the Company’s non-U.S. locations that, pursuant to jurisdictional requirements, cannot be frozen, the Company does not view these costs as indicative of its ongoing performance or core operating results and therefore eliminates such costs in its presentation of Adjusted EBITDA and its evaluation of the performance of its business.

Unaudited Pro Forma Condensed Combined Financial Information of PQ Group Holdings, page 61

3.	Please revise footnote (5) to discuss how you calculated the adjustments related to stock compensation expense.

Response to Comment 3:

The Registration Statement has been revised on page 63 in response to this comment. The Company supplementally advises the Staff that the pro forma adjustment for stock-based awards represents the difference between the historical stock compensation expense recorded for legacy Eco and legacy PQ compared to the estimated stock compensation expense for the replacement awards issued to continuing employees as part of the Business Combination. Such amount is further adjusted to exclude the partial acceleration of expense due to a partial cash settlement related to the Eco Services Group Holdings LLC Class B Units (“Eco Class B Units”) of $1,174,000 upon the closing of the Business Combination, as such partial acceleration will not have a continuing impact on operations. The awards were assessed for modification in conjunction with the Business Combination. The pro forma adjustments reduce compensation expense by $2,356,000, which is the historical stock compensation expense for legacy Eco and legacy PQ for the period from January 1, 2016 through May 3, 2016, and increase stock compensation expense by $1,385,000, which is the estimated expense based on the fair values of the replacement awards over the same period. The fair value of the replacement stock-based awards that are subject to service vesting conditions, including stock options and restricted stock of the Company, will be recognized ratably over the contractual post-Business Combination service periods, which range from one to four years from the date of the Business Combination. There were no pro forma adjustments to stock compensation expense for awards subject to performance vesting conditions, as the respective performance conditions were deemed not probable for the old awards or the replacement awards.

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2017

4.	We have read your response to comment 20 of our letter dated July 7, 2017 and your revised disclosures in footnote (8); however, it is not clear to us where or how the adjustment related to the Zeolyst Joint Venture for the pre-Business Combination period from January 1, 2016 through May 3, 2016 is reflected in the historical financial statements such that a pro forma adjustment is required. Please clarify or revise.

Response to Comment 4:

The Registration Statement has been revised on page 65 in response to this comment. The Company supplementally advises the Staff that the equity in net income from affiliated companies related to the Zeolyst Joint Venture in the pre-Business Combination period from January 1, 2016 through May 3, 2016 included legacy PQ’s share of the net income of the Zeolyst Joint Venture as well as expense on the basis difference between the cost of the investment and the amount of underlying equity in the net assets of the Zeolyst Joint Venture from a previous business combination transaction. Legacy PQ’s investment in the Zeolyst Joint Venture had been subject to a prior fair value determination as a result of such previous business combination transaction. The $796,000 pro forma adjustment represents the amortization expense recognized by legacy PQ during the pre-Business Combination period from January 1, 2016 through May 3, 2016 associated with intangible assets identified as part of the previous transaction. With the application of purchase accounting as part of the Business Combination, the underlying assets of the Zeolyst Joint Venture were subject to a new valuation, including the identification of new intangible assets as well as the step-up in the fair values of inventory and property, plant and equipment. This led to a new basis difference between the value of the Company’s investment and the amount of underlying equity in the net assets of the Zeolyst Joint Venture. The pro forma decrease to equity method investment income of $2,211,000 represents the amortization of the basis difference on assets (excluding inventory, which was subject to a separate pro forma adjustment) for the Company’s investment in the Zeolyst Joint Venture based on the fair value identified as part of the Business Combination for the period from January 1, 2016 through May 3, 2016, while the pro forma increase to equity method investment income of $796,000 represents the elimination of the amortization of the basis difference included in legacy PQ’s results of operations for the period from January 1, 2016 through May 3, 2016.

5.	Please revise footnote (9) to disclose the potential impact of a fixed change in variable interest rates on pro forma interest expense.

Response to Comment 5:

The Registration Statement has been revised on page 66 in response to this comment to disclose the potential impact of a fixed change in variable interest rates on pro forma interest expense.

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2017

Annual Performance-Based Cash Award – The PQIP, page 149

6.	Please revise to disclose the EBITDA targets and actual achievement for each of your four divisions.

Response to Comment 6:

The Registration Statement has been revised on page 151 in response to this comment to disclose the 2016 EBITDA targets and actual achievement for each of the four historical divisions.

Director Compensation Table, page 167

7.	Please retitle the second-to-last column to read “All Other Compensation.” See Item 402(k)(2)(vii) of Regulation S-K.

Response to Comment 7:

The Registration Statement has been revised on page 167 in response to this comment to retitle the second-to-last column of the director compensation table to read “All Other Compensation.”

Arrangement with Mr. Boyce, page 168

8.	You indicate that Mr. Boyce is entitled to receive an annual incentive bonus based on the company’s achievement of financial performance goals established by your board of directors or the Compensation Committee. Please indicate the extent to which Mr. Boyce participates in determining the level of compensation he is awarded. Please also disclose the specific targets used to determine the performance-based compensation and payouts during the last-completed fiscal year. See Instructions to Item 402(k) of Regulation S-K.

Response to Comment 8:

The Registration Statement has been revised on pages 167 and 168 in response to this comment to include the requested information.

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2017

Consolidated Financial Statements

PQ Group Holdings Inc.

General

9.	We have read your response to comment 34 of our letter dated July 7, 2017. Please tell us the date when the change in auditor occurred. We note your belief that the disclosures specified in Item 304 of Regulation S-K are not required because there was no change in the Company’s auditor; however, we also note your determination that Eco Services is the accounting predecessor. As a result, for periods prior to the business combination, the Company’s financial statements are those of Eco Services. In addition, although we note your reference to Instruction 3 to Item 304(a) of Regulation S-K, it is not clear to us this instruction is applicable to an accounting predecessor. Please advise or revise.

Response to Comment 9:

The Registration Statement has been revised on page 109 in response to this comment to provide the disclosure specified in Item 304 of Regulation S-K.

2. Summary of Significant Accounting Policies

Principles of Consolidation, page F-11

10.	Please revise your disclosure to indicate that all intercompany loans were deemed to be non-permanent in nature and explain how you made that determination, similar to your response to comment 35 of our letter dated July 7, 2017.

Response to Comment 10:

The Registration Statement has been revised on page F-12 in response to this comment to disclose that all intercompany loans were deemed to be non-permanent in nature and to explain the basis for that determination.

7. Business Combination, page F-27

11.	We have read your response to comment 39 of our letter dated July 7, 2017. Please address the following:

•	We note investment funds affiliated with CCMP acquired a 95% controlling equity interest in Eco Services Group Holdings LLC and an approximate 49.6% non-controlling interest in PQ Holdings in December 2014. More fully explain to us the circumstances related to these acquisitions, specifically address if CCMP intended to combine its interests in these entities when they were acquired or address when and how the combination was proposed;

•	We note investment funds affiliated with CCMP acquired an approximate 49.6% non-controlling interest in PQ Holdings in December 2014. More fully explain to us the operational structure of PQ Holdings subsequent to this acquisition, specifically address how this entity functioned and who controlled it, including any mechanisms in place meant to resolve disagreements among the ownership interests;

•	Clarify the nature of the non-controlling interest in PQ Group Holdings Inc.; and,

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2017

•	Tell us if or how the Reclassification disclosed on page 53 will impact the current ownership interests of PQ Group Holdings Inc.

Response to Comment 11:

The Company supplementally advises the Staff that investment funds affiliated with CCMP (the “CCMP Entities”) entered into an agreement in July 2014 to purchase Solvay USA Inc.’s Eco Services business unit (“Eco Services”) through the acquisition (the “Eco Acquisition”) of an approximate 95% equity interest in Eco Services Group Holdings LLC (“Eco”). The Eco Acquisition was consummated in December 2014 and was financed, in part, using the proceeds from indebtedness incurred by Eco Services Operations LLC. Following the Eco Acquisition, members of Eco Services’ management held the remaining approximate 5% equity interest in Eco. CCMP developed a business plan in July 2014 to grow Eco Services as a stand-alone business and the CCMP Entities communicated this business plan and potential exit strategies, none of which involved a combination with PQ Holdings Inc. (“PQ Holdings”), to their limited partners through May 2015.

In September 2014, the CCMP Entities entered into an agreement to purchase The Carlyle Group’s equity interest in PQ Holdings (the “PQ Acquisition”). The PQ Acquisition was consummated subsequent to the Eco Acquisition in December 2014 and was financed, in part, through a rollover of indebtedness previously incurred by PQ Corporation. As a result of the PQ Acquisition, the CCMP Entities acquired an approximate 49.6% equity interest in PQ Holdings. INEOS Investments Partnership (“INEOS”) held an approximate 40.4% equity interest in PQ Holdings and members of management and the board of directors of PQ Holdings (collectively, “PQ Management”) held the remaining approximate 10% equity interest in PQ Holdings. CCMP and INEOS developed a business plan in September 2014 to grow PQ Holdings as a stand-alone business and the CCMP Entities communicated this business plan and potential exit strategies, none of which involved a combination with Eco Services, to their limited partners through May 2015.

Following the PQ Acquisition, PQ Holdings was governed by a board of directors (the “PQ Board”) that, pursuant to a stockholders agreement entered into by and among the CCMP Entities, INEOS and PQ Management (collectively, the “PQ Stockholders”), consisted of seven directors, three directors appointed by each of the CCMP Entities and INEOS and one director appointed by PQ Management. Unless otherwise required by applicable law, each of the PQ Board and the PQ Stockholders acted by majority vote. Furthermore, the CCMP Entities and INEOS each had protective approval rights over certain fundamental matters, including the approval of the Business Combination.

In May 2015, upon further evaluation of its investments in Eco Services and PQ Holdings, CCMP believed that it would be potentially beneficial to the equity holders of both Eco Services and PQ Holdings if the companies were combined (the “Proposed Business Combination”). Through its active role in the management of each company following the

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Division of Corporation Finance

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acquisitions, CCMP discovered that there was substantial overlap in the end use applications addressed by and the customers served by each company and that there were potential synergies at the management level. Accordingly, CCMP approached INEOS and PQ Management to discuss the Proposed Business Combination and obtain their support. As a result of the approval rights granted under the stockholders agreement, CCMP needed the full support of INEOS, in addition to majority approval by the PQ Board and PQ Stockholders, in order to approve the Proposed Business Combination. INEOS and PQ Management both supported the Proposed Business Combination and, following negotiations among the parties, a reorganization and transaction agreement was entered into in August 2015.

Following the Business Combination, the CCMP Entities held an approximate 58% equity interest in the Company, INEOS held an approximate 31% equity interest in the Company and members of management and the board of directors of the Company (collectively, “Company Management”) held an approximate 11% equity interest in the Company. In connection with the Business Combination, such holders entered into a new stockholders agreement that provided certain corporate governance rights, including director nomination rights for each of the CCMP Entities, INEOS and Company Management and certain shareholder protective approval rights for each of the CCMP Entities and INEOS. In connection with its controlling equity interest in the Company, the CCMP Entities obtained the right, pursuant to the terms of the new stockholders agreement, to nominate a majority of directors for election to the board. Such corporate governance rights, including board nomination rights, will terminate in connection with the completion of the initial public offering.

As disclosed on page 52 of the Registration Statement, in connection with the initial public offering, the Company will reclassify its Class A common stock into common stock, effect a stock split of its common stock and convert each outstanding share of Class B common stock into common stock. The number of shares of common stock into which each outstanding share of Class B common stock will convert will be determined by reference to the initial public offering price in the offering. Each of the CCMP Entities and INEOS hold primarily shares of Class B common stock, while members of Company Management hold primarily shares of Class A common stock as well as a small portion of the Class B common stock. As a result, the conversion of Class B common stock into common stock will have a dilutive effect on the ownership interests obtained from shares of Class A common stock, which will primarily impact the ownership interests of Company Management.

12.	We have read your response to comment 40 of our letter dated July 7, 2017 and your revised disclosures. Please more fully explain to us how you determined the total amount of consideration related to the business combination. Please also more fully explain to us the significant assumptions underlying the estimated fair value of the equity consideration, including the impact of different equity interests.

Response to Comment 12:

The Registration Statement has been revised on pages F-28 and F-100 in response to this comment. The Company supplementally advises the Staff that the total consideration for the Business Combination was $2.7 billion and was determined by the Company using a

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August 14, 2017

market-based approach to estimate the enterprise value of legacy PQ. The calculation of the enterprise value and the resulting equity value was based on legacy PQ as a whole and was not impacted by the different equity interests in legacy PQ. The significant assumptions used by the Company to determine enterprise value included a median enterprise value to Adjusted EBITDA multiple, based on a select group of comparable companies, applied to the Company’s estimated Adjusted EBITDA for 2016. The total enterprise value of $2.7 billion was reduced by $1.7 billion of borrowings used to refinance the then-existing legacy PQ debt concurrently with the Business Combination to arrive at a total equity value of $910.8 million.

13.	In regard to comments 38 and 41 of our letter dated July 7, 2017, please address the following:

•	As previously requested, explain to us how you concluded that Eco Services Group Holdings LLC is the accounting predecessor. We note this determination could impact financial statement requirements pursuant to Rule 3-09 of Regulation S-X; and,

•	More fully explain to us how you concluded that historical financial statements related to PQ Holdings’ equity method investments are not necessary, specifically address your consideration of the significance of the income related to the equity investees relative to PQ Holdings’ net income.

Response to Comment 13:

The Company respectfully refers the Staff to the Company’s response to comments 38 and 39 of the response letter dated July 18, 2017 and the Company’s response to comment 11 above regarding the determination that Eco Services Operations LLC is the accounting predecessor to the Company prior to the Business Combination. The Company further supplementally advises the Staff that the determination also reflected the fact that the only change of control to occur as a result of the Business Combination was with respect to PQ Holdings. The guidance in ASC 805-10-55-10, which refers to ASC 805-10-25-5, provides that the consolidation framework under ASC 810-10 related to determining the existence of a controlling financial interest should be used to identify the acquirer in a business combination. Only when the application of this guidance does not clearly indicate which of the combining entities is the acquirer should the factors in paragraphs ASC 805-10-55-11 through 55-15 be considered in making the determination. Since the only change of control for the combining entities under the consolidation guidance occurred with respect to PQ Holdings, Eco Services Operations LLC was determined to be the acquiring entity in the Business Combination, and no further evaluation with respect to the factors outlined in ASC 805-10-55-11 through 55-15 was undertaken.

The Company supplementally advises the Staff that its conclusion regarding the financial statements of the equity method investments related to PQ Holdings was based on Section 2005.5 of the SEC’s Division of Corporation Finance Financial Reporting Manual, which states that “[f]inancial statements of recently acquired businesses of the acquiree or equity

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August 14, 2017

method investees of the acquiree need not be filed unless their omission would render the acquiree’s financial statements misleading or substantially incomplete.” The Company’s interpretation of Rule 3-05 of Regulation S-X (“Rule 3-05”) in this situation where PQ Holdings is considered to be the acquiree is that the quantitative conditions outlined in the definition of a significant subsidiary under Rule 1-02(w) of Regulation S-X do not apply to equity method investees that are part of acquired businesses subject to Rule 3-05. Consequently, the Company did not apply those conditions or other quantitative criteria to make its assessment regarding the significance of the financial statements of its equity method investees. Instead, the Company applied the qualitative criteria of Section 2005.5 and concluded that the financial information disclosed in the Company’s financial statements, PQ Holdings’ financial statements and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” was sufficiently extensive such that the omission of the acquiree’s equity method investee financial statements did not render PQ Holdings’ financial statements misleading or substantially incomplete.

The Company expects that financial statements of the Zeolyst Joint Venture will be required under Rule 3-09 of Regulation S-X (“Rule 3-09”) for the fiscal year ending December 31, 2017 based on the income test under such rule. While the thresholds for inclusion of financial statements under Rule 3-09 were not met for the year ended December 31, 2016, the Company has determined to include the financial statements for the Zeolyst Joint Venture for the periods that would have been required by Rule 3-09 as supplemental disclosure in the Registration Statement.

*    *    *

Securities and Exchange Commission

Division of Corporation Finance

August 14, 2017

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951-7802 or Raymond J. Grant of our offices at (617) 235-4668.

Very truly yours,

/s/ Craig E. Marcus
Craig E. Marcus

cc:	Joesph S. Koscinski (PQ Group Holdings Inc.)

Jason M. Licht (Latham & Watkins LLP)